Brookfield

2022

Q2 INTERIM REPORT

Brookfield Renewable Partners L.P.

OUR OPERATIONS
We invest in renewable power and climate transition assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 23,000 megawatts ("MW") of capacity, annualized long-term average ("LTA") generation of approximately 62,300 gigawatt hours ("GWh"), and a development pipeline of approximately 75,000 MW and 8 million metric tons per annum (“MMTPA”) of carbon capture and storage (“CCS”), making us one of the largest decarbonization companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at June 30, 2022:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	30	136	2,905	11,963	2,543
Canada	19	33	1,361	5,178	1,261
	49	169	4,266	17,141	3,804
Colombia	11	15	2,921	15,717	3,703
Brazil	27	43	940	4,811	—
	87	227	8,127	37,669	7,507
Wind
North America
United States(3)	—	35	2,841	8,361	—
Canada	—	4	483	1,438	—
	—	39	3,324	9,799	—
Europe	—	41	1,091	2,551	—
Brazil	—	19	457	1,950	—
Asia	—	18	981	2,428	—
	—	117	5,853	16,728	—
Solar - utility	—	109	2,845	5,926	—
Distributed energy & sustainable solutions
Distributed generation(4)	—	7,869	1,584	2,013	—
Storage & other(5)	2	23	4,271	—	5,220
	2	7,892	5,855	2,013	5,220
	89	8,345	22,680	62,336	12,727
(1)LTA is calculated based on our portfolio as at June 30, 2022, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes a battery storage facility in North America (10 MW).
(4)Includes nine fuel cell facilities in North America (10 MW).
(5)Includes pumped storage in North America (633 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), 12 gas plants in Latin America (704 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW) and two cogeneration plants in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2022 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,402	3,469	2,171	2,921	11,963
Canada	1,235	1,489	1,236	1,218	5,178
	4,637	4,958	3,407	4,139	17,141
Colombia	3,584	3,938	3,837	4,358	15,717
Brazil	1,183	1,198	1,214	1,216	4,811
	9,404	10,094	8,458	9,713	37,669
Wind
North America
United States	2,319	2,246	1,738	2,058	8,361
Canada	400	345	273	420	1,438
	2,719	2,591	2,011	2,478	9,799
Europe	772	553	496	730	2,551
Brazil	371	494	606	479	1,950
Asia	582	583	631	632	2,428
	4,444	4,221	3,744	4,319	16,728
Solar - utility	1,299	1,632	1,730	1,265	5,926
Distributed generation	414	602	586	411	2,013
Total	15,561	16,549	14,518	15,708	62,336
(1)LTA is calculated based on our portfolio as at June 30, 2022 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2022 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,225	2,359	1,466	1,950	8,000
Canada	1,010	1,210	980	959	4,159
	3,235	3,569	2,446	2,909	12,159
Colombia	863	948	924	1,050	3,785
Brazil(2)	1,007	1,020	1,034	1,036	4,097
	5,105	5,537	4,404	4,995	20,041
Wind
North America
United States	846	827	651	817	3,141
Canada	373	326	261	393	1,353
	1,219	1,153	912	1,210	4,494
Europe	284	220	186	271	961
Brazil	126	168	210	165	669
Asia	139	142	154	149	584
	1,768	1,683	1,462	1,795	6,708
Solar - utility(3)	449	686	732	423	2,290
Distributed generation	175	269	267	175	886
Total	7,497	8,175	6,865	7,388	29,925
(1)LTA is calculated based on our portfolio as at June 30, 2022 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "PART 9 – Cautionary Statements". We make use of non-IFRS measures in this Interim Report – see "PART 9 – Cautionary Statements". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

The business performed well this quarter. We continue to advance our key operating priorities as well as execute on transactions from our strong pipeline of growth opportunities.
The trends driving the energy transition continue to accelerate, driven by the focus on net-zero ambitions, low-cost energy, and energy security. This environment will continue to favor investors like ourselves who are well capitalized and globally diversified, with significant development capabilities to build out renewables in scale. Our focus continues to be on growing our leading renewable power platform, expanding the spectrum of decarbonization solutions we can provide to customers, and building global businesses that are critical to the transition to net zero.
Highlights for the quarter include:
•We generated funds from operations (FFO) of $294 million or $0.46 per unit, a 10% increase over the same period last year.
•We closed or agreed to invest $3 billion ($650 million net to Brookfield Renewable) of capital across various transactions and regions.
•We advanced key commercial priorities, securing contracts to deliver an incremental 3,000,000-megawatt hours of clean energy annually including 600,000 megawatt hours to corporate offtakers. This includes securing a contract to provide clean energy to one of BASF’s largest production facilities globally.
•We continued to accelerate our development activities, commissioning approximately 1,000 megawatts of new projects. These are expected to contribute approximately $11 million of FFO annually to Brookfield Renewable. We also continue to execute on our 17,000-megawatt under-construction and advanced-stage pipeline and have expanded our development pipeline to 75,000 megawatts and approximately 8 million metric tons of carbon capture and storage (“CCS”).
•We are advancing approximately $560 million ($90 million net to Brookfield Renewable) of asset recycling activities and continue to maintain robust financial capacity with $4 billion of available liquidity, no material near-term maturities, and limited floating interest rate exposure.
Growth Initiatives
So far this year, we have deployed or agreed to deploy $4.5 billion ($1 billion net to Brookfield Renewable) of capital across a wide range of investments, including battery storage, carbon capture, distributed generation, and utility-scale wind and solar. To date, our investments into new transition opportunities comprise only a small portion of our capital deployment, but mark entry points into segments that we feel have the potential to grow significantly over time. These investments represent new and incremental growth levers for our business, beyond our continued growth in renewables.
Our approach to investing in new transition opportunities is similar to how we look at renewable investments. We look for opportunities that are economic without government subsidy, technologically proven, and underpinned by strong macro tailwinds. We focus on situations where our key advantages of access to capital, knowledge of power markets, operating and development capabilities, extensive customer relationships, and global reach can differentiate us as investors and operators. Over time, as more decarbonization products and services scale, we expect transition investments to grow within our portfolio. However, investment in clean power generation remains the largest decarbonization investment

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

opportunity today, and we therefore expect it to represent the majority of our deployment for the foreseeable future.
Our global distributed generation business continues to be a significant area of growth, as the trends of decentralized power generation and direct customer interaction accelerate. In the past twelve months, we have grown our U.S. distributed generation business by three times to 6,500 megawatts through various organic initiatives. These include our channel partnerships, joint development agreements, and strategic partnerships, like our cooperation agreement with Trane Technologies, which enables us to leverage our respective capabilities to create decarbonization solutions for customers.
We recently agreed to acquire a leading integrated distributed generation developer in the U.S. with a proven track record of developing and operating projects, for $700 million ($140 million net to Brookfield Renewable), representing our equity purchase price and additional equity deployment to fund future growth. The business has in-house expertise across all stages of the development lifecycle, with 500 megawatts of contracted operating and under construction assets located primarily in the U.S. northeast and an 1,800-megawatt identified development pipeline, of which almost 200 megawatts are de-risked with long-term, creditworthy counterparties.
With this investment, we further enhanced our position as the global leader in distributed generation with 10,300 megawatts of operating and development assets. With capabilities and scale across all our core regions, we are well positioned to keep growing and provide our customers with innovative decarbonization solutions across multiple markets. This will help our partners meet their sustainability targets while reducing operating costs through onsite renewable energy and other decarbonization services.
We also expanded our North American CCS platform through a recently announced joint venture to establish a new carbon management business. Under an arrangement with California Resource Corporation (“CRC”), an independent oil and natural gas company committed to the energy transition, we will partner to fund the development and construction of identified CCS projects in California, with an initial goal of deploying up to $500 million of capital ($100 million net to Brookfield Renewable). We expect that the joint venture, where we will retain the option to fund projects meeting our objectives, will benefit from a first mover advantage through CRC’s ownership of prospective CO2 storage reservoirs that are a critical asset for carbon capture and storage in California, one of the most desirable jurisdictions globally given the state’s Low Carbon Fuel Standards credit system. The joint venture is targeting the injection of 5 million metric tons per annum and 200 million metric tons of total carbon dioxide storage development, which if reached, could result in an additional investment of approximately $1 billion ($200 million net to Brookfield Renewable).
During the quarter, we invested in a leading private owner and operator of long-term, U.S. dollar-denominated, contracted critical power and utility assets across the Americas with 1,200 megawatts of installed capacity. Our investment will be used to fund both growth, and decarbonization initiatives, including the implementation of a Paris-aligned energy transition plan that includes an approximately 1,300-megawatt renewable development pipeline. We have committed to invest up to $500 million ($100 million net to Brookfield Renewable) through both preferred shares and a 20% stake in the common equity.
In Brazil, we signed an agreement to acquire a high quality approximately 600-megawatt greenfield solar project in late-stage development located in a region with high solar radiance and grid availability, as well as potential construction, operating and connection synergies with our existing portfolio. The project is expected to require approximately $190 million ($48 million net to Brookfield Renewable) of equity capital.
In India, we signed an agreement to acquire our first renewable energy park. Once built, this renewable energy park will be approximately 500 megawatts and will enable us to provide decarbonization solutions to commercial and industrial customers at scale. The project is expected to require approximately $110 million ($22 million net to Brookfield Renewable) of equity capital. This represents the first investment in a

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

renewable energy park strategy that we feel is highly replicable and plays to our strengths of development, construction, and corporate contracting.
Across the rest of Asia, we agreed to acquire approximately 750 megawatts of fully contracted wind assets consisting of primarily ready-to-build or under-construction projects for a total investment of approximately $340 million ($70 million net to Brookfield Renewable). The projects, some of which we are acquiring alongside Apple’s renewable energy fund, are expected to be commissioned over the next year and will tuck into our existing operations in the region.
We are a Partner of Choice for Decarbonization
We are expanding and delivering on our 17,000-megawatt construction pipeline. So far this year, we have commissioned approximately 1,500 megawatts of capacity, which will contribute approximately $20 million of additional run-rate FFO. And we are on track to commission an additional 2,800 megawatts of capacity by end of the year, which are expected to contribute an incremental approximately $40 million in annual FFO.
This includes progressing wind repowerings in the U.S., including our 850-megawatt Shepherds Flat project, which remains on track for substantial completion by the end of the year. In Brazil, we commissioned our 30-megawatt Foz do Estrela hydro project and began selling power from our 1,200-megawatt Janauba solar facility during the quarter.
In Europe, 120 megawatts of new-build onshore wind assets reached commercial operations during the quarter. All these projects are contracted with the Polish government under inflation linked 15-year contracts. In Germany, we injected additional capital into our business and have doubled the megawatts expected to achieve ready-to-build status in the first two years. With the energy situation in Germany well known, we are working as hard as possible to build new projects as fast as we can. Elsewhere, we commissioned 200 megawatts of corporate contracted solar capacity in Australia and our first greenfield project in India, a 450-megawatt solar facility.
While this level of new generation is significant, it is representative of the ongoing level of development activity in our business. Our cash flows have started to meaningfully benefit from the considerable “dollars in the ground” that we have invested into our development projects in the past. Our development investment has increased in recent years and will continue, meaning we have strong visibility into the future growth of our cash flows as more of our development projects come online.
We continue to be well positioned from a supply chain perspective, given our diversified pipeline and strong global relationships. While most major components for solar and wind development projects are experiencing upward pricing pressure, we lock in the cost of our major components when we sign revenue contracts. As a result, our under-construction pipeline is well protected from these risks, and while some costs have escalated, we have had no material issues in our broader business.
Looking ahead, given our ability to execute globally and at scale, we remain a top choice for corporates looking to procure green power. This is because we can be an attractive and flexible partner by offering a full suite of decarbonization solutions from our diverse fleet of renewable power and transition assets across the globe. We recently signed several agreements for 600,000 megawatt hours of wind and solar development with multinational corporations who are market leaders in their respective industries, including Amazon, BASF, Johnson & Johnson, and Salesforce. Each of these agreements has unique characteristics but with the consistent underlying theme of helping these corporations decarbonize their operations.
For example, we are finalizing terms on one of the largest national account distributed generation portfolios ever awarded globally, and we signed a 25-year fixed-price renewable electricity supply agreement with BASF, a multinational chemical company, to power one of its largest production facilities globally that it is building in China. All these agreements involve the build out of significant clean energy

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

by leveraging our deep development expertise and centralized procurement platform and represent opportunities to enhance our long-term decarbonization relationships with these global corporations.
Electricity is Mission Critical
Our business remains well positioned to operate and grow irrespective of the economic situation, including during periods of slower economic growth or market volatility. This comes down to the fact that power is an essential service, meaning demand for our product is not materially impacted by economic conditions, especially given renewables are provided priority dispatch across most markets. The early days of the pandemic illustrated this dynamic, where, despite a dramatic slowdown in economies, our business continued to perform well, as renewable generation increased nearly 15%. Further, our business is highly contracted with a diverse set of high-quality customers and PPAs that are inflation-linked and underpinned by a conservative, investment-grade financing structure that is almost exclusively fixed rate.
The growth of our business is driven by long-term global trends, notably the transition of the global economy to net zero, which far outweigh short-term market conditions. These long-term trends are further accelerated by tailwinds from emerging energy security issues, and wind and solar now being the lowest cost bulk generation available in most markets, providing counterparties with environmental, geopolitical, and economic incentive to invest.
Despite current market volatility, the transition investment opportunity remains significant. Looking ahead, with the increasing electrification of many large industries, demand for net new generation, beyond the replacement of existing thermal generation, will be significant, creating even further large-scale tailwinds. Brookfield Renewable is exceedingly well positioned to support and capture that opportunity.
Furthermore, despite recent pressure on development and financing costs globally, our growth has not been meaningfully impacted as buyers of clean energy are generally accepting cost increases in the form of higher PPA prices. This is on the back of accelerating decarbonization and energy security tailwinds, as well as the continued cost competitiveness of wind and solar, which has only been enhanced by the impact of commodity prices on the cost of thermal generation.
Operating Results
We generated FFO of $294 million or $0.46 per unit during the quarter, reflecting solid performance and an increase of 10%. Our operations benefited from strong asset availability, higher power prices, and continued growth, both through development and acquisitions.
In the current power price environment, we are executing on several initiatives to capture value across our business. At our hydro assets in the U.S. and Colombia, where we have a majority of our uncontracted generation over the next five years, we have been executing contracts at very attractive prices. And while our results benefitted from higher all-in market prices during the quarter, the impact was relatively limited given we were largely contracted going into the year. However, throughout this year and beyond, we have increasing amounts of hydro capacity across our fleet which will come available to benefit from these dynamics. At our pumped storage assets in the UK, we have locked in value through 2024, where typically we only do this months ahead.
During the quarter, our hydroelectric segment delivered FFO of $205 million. Our hydro assets globally continue to exhibit strong cash flow resiliency given the increasingly diversified asset base and the ability to capture higher power prices both through inflation linked power purchase agreements and a positive merchant pricing environment. Across our fleet, reservoirs are generally at long-term averages, positioning the portfolio well to capture the higher power prices in the latter half of the year.
Our wind and solar segments generated a combined $150 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet that is underpinned by long duration power purchase agreements, which provide stable revenues.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Lastly, our distributed energy and sustainable solutions segment generated $38 million of FFO benefitting from both acquisitions and organic growth across the portfolio.
Balance Sheet And Liquidity
Our balance sheet and liquidity remain strong. We have approximately $4 billion of available liquidity, allowing us to opportunistically fund our growth pipeline, and no material near-term maturities. Additionally, with the recent $15 billion closing of Brookfield’s Global Transition Fund, we have access to scale capital to invest alongside us, which is a meaningful advantage given increasingly volatile capital markets.
During the first half of 2022, we accelerated many of our financing activities, extending the term of our debt and locking in attractive interest rates, before recent rate increases. During the quarter, we executed $2.1 billion of non-recourse financings across the business. Notably, on the back of a strong outlook for our Colombian business and in anticipation of potential market volatility ahead of the recent presidential elections, we raised $630 million ($150 million net to Brookfield Renewable) in upfinancings at an average term of over 8 years.
As a result, our balance sheet is in excellent shape, with an average debt duration across our portfolio of 13 years and very limited floating rate debt, almost all of which is in Brazil and Colombia, where we have the benefit of full inflation escalation in our contracts.
We also continued to advance our capital recycling initiatives which, when closed, will generate $560 million of proceeds ($90 million net to Brookfield Renewable). During the quarter, we closed the sale of 36 megawatts of Brazilian hydro assets for proceeds of $90 million ($23 million net to Brookfield Renewable) and closed the first tranche of the sale of our 630-megawatt solar portfolio in Mexico for $240 million ($30 million net to Brookfield Renewable), where we expect to nearly double our invested capital in less than three years.
Outlook
We continue to focus on growing our business and enhancing cash flows from our existing portfolio. This way, we can drive decarbonization across a large and expanding opportunity set.
We believe that with our scale, track record, and global capabilities, we are well situated to partner with governments and businesses to help them achieve their goals of low-cost energy, achieving net zero, and energy security. We believe the prospects for the growth of our business are better than they have ever been.
As always, we remain focused on delivering on our long-term total return targets. On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support.
Sincerely,

Connor Teskey
Chief Executive Officer
August 5, 2022

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, "Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power and climate transition assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power and climate transition assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in renewable power and climate transition. Today we have a large, multi-technology and globally diversified portfolio of clean energy and climate transition assets that are supported by approximately 3,200 experienced operators. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio consists of approximately 23,000 MW of installed capacity largely across four continents, a development pipeline of approximately 75,000 MW and 8 MMTPA of CCS, and annualized long-term average generation on a proportionate basis of approximately 30,000 GWh.
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization of the electricity grids. Climate change is viewed as one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that we are well positioned to deliver solutions in support of decarbonization and transition. With our scale and global operating, development and investing capabilities, we are well situated to partner with governments and businesses to help them achieve their decarbonization goals.

Diverse and high-quality portfolio of renewable power and climate transition assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other climate transition assets, including distributed generation solar and storage. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium technology as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to dispatch power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and other ancillaries.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. As wind and solar have matured, they are now some of the lowest cost forms of generation in today’s environment, even compared to conventional fossil fuel sources of power like coal and gas. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our other climate transition assets, such as carbon capture, are helping businesses and countries achieve their net-zero goals. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other renewable power and transition, providing significant scarcity value to our investors.
Best-in class operators and developers. Brookfield Renewable has approximately 3,200 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating, developing, and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities. Our contracting capabilities are focused on creating tailored solutions for customers seeking to procure green power. We continue to enhance our development activities as we build out our 75,000 MW and 8 MMTPA of CCS development pipeline.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a stable, predictable cash flow profile primarily sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 92% of our 2022 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is approximately 8%, and approximately 91% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 12 years and 13 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate and only 3% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at June 30, 2022 was approximately $4 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth. We are focused on delivering resilient, stable distributions plus meaningful growth through all market cycles by driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in the vast majority of our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 75,000 MW and 8 MMTPA of CCS proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed approximately $5.5 billion of equity as we have invested in, acquired, or commissioned projects across various technologies. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have in the past pursued, and we may continue to pursue, development and acquisitions through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships and strategic relationship agreements with corporate offtakers.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Management’s Discussion and Analysis
For the three and six months ended June 30, 2022
This Management’s Discussion and Analysis for the three and six months ended June 30, 2022 is provided as of August 5, 2022. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, and Colombian pesos respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q2 2022 Highlights	13	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	32
Part 2 – Financial Performance Review on Consolidated Information	16	Consolidated statements of cash flows	33
		Shares and units outstanding	34
		Dividends and distributions	35
Part 3 – Additional Consolidated Financial Information	18	Contractual obligations	35
Summary consolidated statements of financial position	18	Supplemental guarantor financial information	35
Related party transactions	18	Off-statement of financial position arrangements	36
Equity	19
		Part 6 – Selected Quarterly Information	37
Part 4 – Financial Performance Review on Proportionate Information	21	Summary of historical quarterly results	37

Proportionate results for the three months ended June 30	21	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	42
Reconciliation of non-IFRS measures	26
Contract profile	29	Part 8 – Presentation to Stakeholders and Performance Measurement	44

Part 5 – Liquidity and Capital Resources	30	Part 9 – Cautionary Statements	48
Capitalization and available liquidity	30
Borrowings	31

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 1 – Q2 2022 HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Selected financial information
Revenues	$1,274	$1,019	$2,410	$2,039
Net income (loss) attributable to Unitholders	1	(63)	(77)	(196)
Basic and diluted loss per LP unit(1)	(0.03)	(0.13)	(0.19)	(0.37)
Proportionate Adjusted EBITDA(2)	547	510	1,046	999
Funds From Operations(2)	294	268	537	510
Funds From Operations per Unit(2)(3)	0.46	0.42	0.83	0.79
Distribution per LP unit	0.32	0.30	0.64	0.61

Operational information
Capacity (MW)	22,680	20,377	22,680	20,377
Total generation (GWh)
Long-term average generation	16,280	16,092	31,377	30,191
Actual generation	16,488	14,683	31,684	28,511

Proportionate generation (GWh)
Long-term average generation	8,152	8,356	15,566	15,958
Actual generation	7,978	7,013	15,403	14,388
Average revenue ($ per MWh)	86	79	85	80
(1)For the three and six months ended June 30, 2022, average LP units totaled 275.2 million and 275.1 million, respectively (2021: 274.9 million and 274.9 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three and six months ended June 30, 2022 were 645.9 million and 645.8 million, respectively (2021: 645.6 million and 645.5 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	June 30, 2022	December 31, 2021
Liquidity and Capital Resources
Available liquidity	$3,869	$4,069
Debt to capitalization – Corporate	8%	8%
Debt to capitalization – Consolidated	35%	33%
Non-recourse borrowings – Consolidated	91%	90%
Fixed rate debt exposure on a proportionate basis(1)	97%	98%
Corporate borrowings
Average debt term to maturity	12 years	13 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	13 years	13 years
Average interest rate	4.7%	4.2%
(1)Total floating rate exposure is 10% (2021: 7%) of which 7% (2021: 5%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Operations
Funds From Operations of $294 million or $0.46 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, including 2,299 MW of new development projects reaching commercial operations in the past 12 months;
•Higher realized prices across most markets on the back of inflation escalation and higher global power prices; and
•Favorable same store hydroelectric generation and strong asset availability across our global fleet;
After deducting non-cash depreciation, foreign exchange and derivative gains and other, net income attributable to Unitholders for the three months ended June 30, 2022 was $1 million.
We continued to focus on being the partner of choice to procure power
•Secured contracts to deliver over 3,000 GWh of clean energy annually including securing a contract to provide clean energy to one of BASF’s largest production facilities globally that it is building in China
Liquidity and Capital Resources
Our access to diverse pools of capital continues to be strong despite market volatility given the resiliency and investment grade balance sheet
•Liquidity position remains robust, with approximately $4 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Accelerated several of our financing activities, locking in attractive interest rates:
◦Secured over $2.1 billion of investment grade non-recourse financings across our diverse portfolio during the quarter
◦During the quarter, issued C$150 million of fixed-rate green perpetual Class A preferred limited partnership units that further reduced our corporate cost of capital
•So far this year, together with institutional partners, we continue to progress on approximately $560 million (approximately $90 million net to Brookfield Renewable) of asset recycling activities, selling non-core and mature assets at strong returns, including the sale of 36 MW of Brazilian hydro assets and the first tranche of the sale of our 630 MW solar portfolio in Mexico for $240 million (approximately $30 million net to Brookfield Renewable), where we expect to nearly double our investment in less than three years
Growth and Development
Together with our institutional partners, we closed or agreed to invest $3 billion (approximately $650 million net to Brookfield Renewable) of capital across various investments, including:
•Invested in a leading private owner and operator of long-term, U.S dollar dominated, contracted critical power and utility assets across the Americas with 1.2 GW of installed capacity and approximately 1.3 GW renewable development pipeline. We have committed to invest up to $500 million through both preferred shares and a 20% stake in common equity to support the decarbonization of the business
•Agreed to acquire a high-quality approximately 600 MW late-stage greenfield solar development project in Brazil
•Agreed to acquire approximately 750 MW of high-quality, fully contracted wind assets in China consisting of primarily ready-to-build or under-construction projects for approximately $340 million (approximately $70 million net to Brookfield Renewable)
•Agreed to acquire a renewable energy park in India, which will be approximately 500 MW once built and will enable us to provide decarbonization solutions to corporate customers at scale in the region
•Subsequent to the quarter, we also agreed to acquire a leading integrated distributed generation developer in the U.S. with a proven track record of developing and operating projects, for $700 million ($140 million net to Brookfield Renewable), representing our equity purchase price and additional equity deployment to fund future growth. The business has 500 MW of contracted operating and under construction assets located primarily in the U.S. northeast and an 1.8 GW identified development pipeline, of which almost 200 megawatts are de-risked with long-term, creditworthy counterparties

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

•Subsequent to the quarter, we formed a joint venture with California Resources Corporation to establish a carbon management business that will develop carbon capture and storage in California, with an initial goal of deploying up to $500 million of capital ($100 million net to Brookfield Renewable). The joint venture is targeting the injection of 5 million metric tons per annum and 200 million metric tons of total carbon dioxide storage development, which if reached could result in an additional investment of approximately $1 billion ($200 million net to Brookfield Renewable)
During the year, we continued to progress our development pipeline
•Commissioned 1,529 MW of development projects and continued to advance the construction of over 17,000 MW of hydroelectric, wind, pumped storage, distributed and utility-scale solar and green hydrogen development projects, including our U.S. repowering program, the 845 MW wind farm in Oregon, and our 1,200 MW solar facility in Brazil, that are expected to generate annualized Funds From Operations of approximately $223 million in aggregate once completed.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Revenues	$1,274	$1,019	$2,410	$2,039
Direct operating costs	(366)	(307)	(716)	(698)
Management service costs	(65)	(72)	(141)	(153)
Interest expense	(294)	(246)	(560)	(479)
Depreciation	(389)	(379)	(790)	(747)
Income tax (expense) recovery	(62)	(2)	(78)	15
Net income	$122	$110	$155	$55
	Average FX rates to USD
C$	1.28	1.23	1.27	1.25
	€0.94	0.83	0.92	0.83
R$	4.92	5.30	5.08	5.38
COP	3,914	3,690	3,914	3,622
Variance Analysis For The Three Months Ended June 30, 2022
Revenues totaling $1,274 million represents an increase of $255 million over the same period in the prior year due to the growth of our business and higher realized pricing. Recently acquired and commissioned facilities contributed 720 GWh of generation and $74 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 387 GWh and revenue by $40 million. On a same store, constant currency basis, revenue increased by $244 million as we benefited from higher realized prices across most markets on the back of inflation escalation and higher global power prices along with stronger hydroelectric generation at our North American fleet during the quarter.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $23 million, which was partly offset by $14 million favorable foreign exchange impact on our operating and interest expense for the quarter.
Direct operating costs totaling $366 million represents an increase of $59 million over the same period in the prior year as the benefit from cost saving initiatives across our business was more than offset by additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers.
Management service costs totaling $65 million represents a decrease of $7 million over the same period in the prior year due to the movement in the LP unit and BEPC exchangeable share price during the period.
Interest expense totaling $294 million represents an increase of $48 million over the same period in the prior year due to growth in our portfolio and accelerated financing activities in South America, as well as a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $389 million represents an increase of $10 million over the same period in the prior year due to the growth of our business.
Net income was $122 million increased by $12 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Variance Analysis For The Six Months Ended June 30, 2022
Revenues totaling $2,410 million represents an increase of $371 million over the same period in the prior year due to the growth of our business and higher realized prices. Recently acquired and commissioned facilities contributed 1,758 GWh of generation and $164 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 813 GWh and revenue by $82 million. On a same store, constant currency basis, revenue increased by $334 million primarily due to higher average realized revenue per MWh from inflation indexation, recontracting initiatives, and higher global merchant power prices, as well as stronger hydrology at our North American fleet during the year.
The strengthening of the U.S. dollar relative to the same period in the prior year across most of the currencies decreased revenue by $45 million, which was partly offset by a $33 million favorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $716 million represents an increase of $18 million over the same period in the prior year as the benefit from cost saving initiatives across our business, recently completed asset sales and the impact from the Texas winter storm in the prior year were more than offset by additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers.
Management service costs totaling $141 million represents a decrease of $12 million over the same period in the prior year due to the movement in the LP unit and BEPC exchangeable share price during the period.
Interest expense totaling $560 million represents an increase of $81 million over the same period in the prior year due to growth in our portfolio and accelerated financing activities in South America, as well as a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $790 million represents an increase of $43 million over the same period in the prior year due to the growth of our business.
Net income totaling $155 million increased by $100 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2022	December 31, 2021
Current assets	3,156	2,861
Equity-accounted investments	1,164	1,107
Property, plant and equipment, at fair value	49,594	49,432
Total assets	57,030	55,867
Corporate borrowings	2,550	2,149
Non-recourse borrowings	20,865	19,380
Deferred income tax liabilities	6,220	6,215
Total liabilities and equity	57,030	55,867
	Spot FX rates to USD
C$	1.29	1.26
	€0.95	0.88
R$	5.24	5.58
COP	4,127	3,981
Property, plant and equipment
Property, plant and equipment totaled $49.6 billion as at June 30, 2022 compared to $49.4 billion as at December 31, 2021. The $0.2 billion increase was primarily attributable to the acquisition of a 20 GW portfolio of utility solar and energy storage development platform in the United States, and our continued investments in the development of power generating assets which increased property, plant and equipment by $1.7 billion. The increase was partly offset by the sale of our 36 MW operating hydroelectric portfolio in Brazil which decreased property, plant and equipment by $0.1 billion, the strengthening of the U.S. dollar across most of the currencies which decreased property, plant and equipment by $0.6 billion and depreciation expense associated with property, plant and equipment of $0.8 billion.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at London Interbank Offered Rate plus 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and six months ended June 30, 2022, totaled less than $1 million (2021: nil and $1 million, respectively).
From time to time, Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of Brookfield Renewable, may take part in financings of Brookfield Renewable, alongside other market participants. Such financings are non-recourse to Brookfield Renewable and are recorded within Non-recourse borrowings on the consolidated statements of financial position. As at June 30, 2022, $95 million of non-recourse borrowings is due to Brookfield Reinsurance (2021: $51 million).
Brookfield Reinsurance may also participate in equity offerings of Brookfield Renewable, alongside other market participants. Such subscriptions are recorded within equity on the consolidated statements of financial position. As at June 30, 2022, Brookfield Reinsurance has subscribed to $15 million of Brookfield Renewable’s Preferred LP Unit offering (2021: nil).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2021 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Revenues
Power purchase and revenue agreements	$9	$22	$22	$83
Direct operating costs
Energy purchases	$—	$(2)	$—	$(4)
Energy marketing fee and other services	(1)	(1)	(4)	(3)
Insurance services(1)	—	(6)	—	(13)
	$(1)	$(9)	$(4)	$(20)
Interest expense
Borrowings	$—	$—	$—	$(1)
Contract balance accretion	(6)	(4)	(12)	(9)
	$(6)	$(4)	$(12)	$(10)
Other related party services	$(1)	$(1)	$(2)	$(2)
Management service costs	$(65)	$(72)	$(141)	$(153)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2022 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing reinsurance coverage to third-party commercial insurers for the benefits of certain Brookfield Renewable entities in North America. The premiums and claims paid are not included in the table above.
EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2022, to the

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $23 million and $47 million were declared during the three and six months ended June 30, respectively (2021: $20 million and $40 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $7 million and $14 million, respectively (2021: $3 million and $3 million, respectively) on the perpetual subordinated notes during the three and six months ended June 30, 2022. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction costs, as at June 30, 2022 is $592 million (2021: $592 million).
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.
In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at June 30, 2022, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three and six months ended June 30, 2022, Brookfield Renewable issued 78,327 and 147,192 LP units, respectively (2021: 51,857 and 93,667 LP units, respectively) under the distribution reinvestment plan at a total value of $3 million and $6 million, respectively (2021: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2022, holders of BEPC exchangeable shares exchanged 4,743 and 8,084 exchangeable shares, respectively (2021: 6,033 and 9,642 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and six months ended June 30, 2022 and 2021.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations(1)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	3,478	2,450	3,569	3,580	$297	$203	$204	$138	$155	$97
Brazil	938	1,112	1,017	998	45	45	34	33	24	31
Colombia	1,125	972	949	887	67	51	45	42	26	33
	5,541	4,534	5,535	5,465	409	299	283	213	205	161
Wind
North America	1,055	1,061	1,163	1,446	85	86	54	79	38	54
Europe	210	228	215	272	32	29	33	67	28	63
Brazil	126	141	167	168	7	7	6	6	4	4
Asia	154	129	139	117	10	9	9	6	6	4
	1,545	1,559	1,684	2,003	134	131	102	158	76	125
Solar	541	538	663	620	112	102	104	81	74	53
Distributed energy & sustainable solutions(1)	351	382	270	268	68	65	47	48	38	37
Corporate	—	—	—	—	—	—	11	10	(99)	(108)
Total	7,978	7,013	8,152	8,356	$723	$597	$547	$510	$294	$268
(1)Actual generation includes 98 GWh (2021: 123 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$409	$299
Other income	2	$26
Direct operating costs	(128)	(112)
Adjusted EBITDA(1)	283	213
Interest expense	(67)	(50)
Current income taxes	(11)	(2)
Funds From Operations	$205	$161

Generation (GWh) – LTA	5,535	5,465
Generation (GWh) – actual	5,541	4,534
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
The following table presents our proportionate results by geography for Hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	2,104	1,730	$84	$71	$125	$88	$100	$51
Canada	1,374	720	66	64	79	50	55	46
	3,478	2,450	77	69	204	138	155	97
Brazil	938	1,112	48	40	34	33	24	31
Colombia	1,125	972	60	57	45	42	26	33
Total	5,541	4,534	$69	$58	$283	$213	$205	$161
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $155 million versus $97 million in the prior year primarily due to favorable hydrology conditions across all regions as well as higher revenue per MWh due to inflation indexation on our contracted generation and a strong market pricing environment.
Brazil
Funds From Operations at our Brazilian business were $24 million versus $31 million in the prior year as the benefit of higher average revenue per MWh due to inflation indexation and recontracting initiatives was more than offset by above average generation in the prior year (11% above long-term average in the prior year) and higher interest expense as we optimized the capital structure of the business.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Colombia
Funds From Operations at our Colombian business were $26 million versus $33 million in the prior year. On a local currency basis, Funds From Operations were 5% higher than the prior year primarily due to the benefit from the acquisition of additional 149 MW of hydroelectric capacity, higher generation that was 19% above long-term average and higher average revenue per MWh due to inflation indexation and recontracting initiatives, partly offset by higher interest expense as a result of accelerating refinancing initiatives. The increase was more than offset by the weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$134	$131
Other income	8	56
Direct operating costs	(40)	(29)
Adjusted EBITDA(1)	102	158
Interest expense	(26)	(32)
Current income taxes	—	(1)
Funds From Operations	$76	$125

Generation (GWh) – LTA	1,684	2,003
Generation (GWh) – actual	1,545	1,559
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

The following table presents our proportionate results by geography for Wind operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA(3)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States(1)	767	819	$60	$77	$32	$61	$21	$43
Canada	288	242	94	95	22	18	17	11
	1,055	1,061	69	81	54	79	38	54
Europe(2)	210	228	146	127	33	67	28	63
Brazil	126	141	56	52	6	6	4	4
Asia	154	129	65	70	9	6	6	4
Total	1,545	1,559	$78	$84	$102	$158	$76	$125
(1)Average revenue per MWh adjusted to net the impact of power purchases.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

North America
Funds From Operations at our North American business were $38 million versus $54 million in the prior year. On a same store basis, net of asset sales ($8 million and 143 GWh), the benefit from higher resources across the United States and Canada was more than offset by lower average revenue per MWh due to generation mix.
Europe
Funds From Operations at our European business were $28 million versus $63 million in the prior year. Excluding a $48 million gain on sale of certain development assets in Ireland that benefited the prior year, Funds From Operations were higher than prior year primarily due to higher market prices in Spain, partly offset by lower resources.
Brazil
Funds From Operations at our Brazilian business of $4 million were consistent with prior year as the benefit from higher average revenue per MWh from inflation indexation of our contracts was offset by lower resource.
Asia
Funds From Operations at our Asian business of $6 million versus $4 million in the prior year primarily due to growth from newly acquired facilities ($2 million and 35 GWh). On a same store basis, the portfolio performed in line with prior year.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$112	$102
Other income	19	4
Direct operating costs	(27)	(25)
Adjusted EBITDA(1)	104	81
Interest expense	(28)	(27)
Current income taxes	(2)	(1)
Funds From Operations	$74	$53

Generation (GWh) – LTA	663	620
Generation (GWh) – actual	541	538
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Solar business were $74 million versus $53 million in the prior year as the benefit from newly acquired and commissioned facilities ($5 million and 45 GWh) and higher market prices in Spain were partly offset by lower resources.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Distributed energy & sustainable solutions business for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$68	$65
Other income	3	1
Direct operating costs	(24)	(18)
Adjusted EBITDA(1)	47	48
Interest expense	(12)	(11)
Current income taxes	3	—
Funds From Operations	$38	$37

Generation (GWh) – LTA	270	268
Generation (GWh) – actual(2)	351	382
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 98 GWh (2021: 123 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
Funds From Operations at our Distributed energy & sustainable solutions business was $38 million versus $37 million in the prior year primarily due to our newly commissioned distributed generation facilities and higher pricing for grid stability services provided by our pumped storage facilities on the back of higher, and more volatile power prices, partly offset by lower resources.
CORPORATE
The following table presents our results for Corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Other income	$19	$18
Direct operating costs	(8)	(8)
Adjusted EBITDA(1)	11	10
Management service costs	(65)	(72)
Interest expense	(20)	(22)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(25)	(24)
Funds From Operations	$(99)	$(108)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$49	$3	$80	$(8)	$16	$(3)	$8	$1	$25	$(49)	$122
Add back or deduct the following:
Depreciation	102	23	29	95	12	11	16	68	31	2	389
Deferred income tax expense (recovery)	6	(1)	16	9	10	1	1	4	3	(18)	31
Foreign exchange and financial instrument loss (gain)	32	(1)	(6)	(22)	1	1	—	10	(2)	(7)	6
Other(1)	6	3	(12)	(1)	6	4	—	33	—	3	42
Management service costs	—	—	—	—	—	—	—	—	—	65	65
Interest expense	75	13	56	40	2	6	12	46	19	25	294
Current income tax expense	1	2	24	—	1	1	—	2	—	—	31
Amount attributable to equity accounted investments and non-controlling interests(2)	(67)	(8)	(142)	(59)	(15)	(15)	(28)	(60)	(29)	(10)	(433)
Adjusted EBITDA	$204	$34	$45	$54	$33	$6	$9	$104	$47	$11	$547
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(25)	$(3)	$82	$(26)	$95	$6	$4	$27	$27	$(77)	$110
Add back or deduct the following:
Depreciation	93	21	26	102	25	10	9	66	27	—	379
Deferred income tax expense (recovery)	(18)	(1)	6	(2)	(2)	1	1	(7)	2	—	(20)
Foreign exchange and financial instrument loss (gain)	44	(5)	(17)	14	5	—	—	(4)	4	6	47
Other(1)	1	16	32	13	86	(3)	1	2	—	(16)	132
Management service costs	—	—	—	—	—	—	—	—	—	72	72
Interest expense	62	9	28	46	7	6	8	43	12	25	246
Current income tax expense	1	2	13	—	2	1	1	2	—	—	22
Amount attributable to equity accounted investments and non-controlling interests(2)	(20)	(6)	(128)	(68)	(151)	(15)	(18)	(48)	(24)	—	(478)
Adjusted EBITDA	$138	$33	$42	$79	$67	$6	$6	$81	$48	$10	$510
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended June 30:

(MILLIONS)	2022	2021
Net income	$122	$110
Add back or deduct the following:
Depreciation	389	379
Deferred income tax (recovery) expense	31	(20)
Foreign exchange and financial instruments loss	6	47
Other(1)	42	132
Amount attributable to equity accounted investments and non-controlling interest(2)	(296)	(380)
Funds From Operations	$294	$268
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the three months ended June 30:

	Three months ended June 30
	2022	2021
Basic loss per LP unit(1)	$(0.03)	$(0.13)
Depreciation	0.36	0.38
Foreign exchange and financial instruments loss	0.02	0.10
Deferred income tax (recovery) expense	0.01	(0.04)
Other	0.10	0.11
Funds From Operations per Unit(2)	$0.46	$0.42
(1)During the three months ended June 30, 2022, on average there were 275.2 million LP units outstanding (2021: 274.9 million).
(2)Average units outstanding, for the three months ended June 30, 2022, were 645.9 million (2021: 645.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 91% and 78%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2022	2023	2024	2025	2026
Hydroelectric
North America
United States(1)	3,056	6,174	5,413	5,221	4,706
Canada	1,678	3,541	3,528	3,528	3,528
	4,734	9,715	8,941	8,749	8,234
Wind
North America
United States	1,570	2,922	2,357	2,357	2,303
Canada	652	1,352	1,352	1,352	1,264
	2,222	4,274	3,709	3,709	3,567
Brazil	316	589	589	589	589
Europe	426	920	920	920	920
Asia	243	468	468	468	468
	3,207	6,251	5,686	5,686	5,544
Solar - Utility	1,013	2,080	2,076	2,070	2,066
Distributed energy & sustainable solutions	419	857	854	841	838
Contracted on a proportionate basis	9,373	18,903	17,557	17,346	16,682
Uncontracted on a proportionate basis	843	3,147	4,493	4,704	5,368
Long-term average on a proportionate basis	10,216	22,050	22,050	22,050	22,050
Non-controlling interests	9,442	19,871	19,871	19,871	19,871
Total long-term average	19,658	41,921	41,921	41,921	41,921
Contracted generation as a % of total generation on a proportionate basis	92%	86%	80%	79%	76%
Price per MWh – total generation on a proportionate basis	$81	$85	$89	$90	$91
(1)Includes generation of 880 GWh for 2022, 1,012 GWh for 2023, and 229 GWh for 2024, 61 GWh for 2025, and 102 GWh for 2026 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 13 years in Europe, 10 years in Brazil, 3 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (43%), distribution companies (21%), commercial & industrial users (22%) and Brookfield (14%).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 91% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Commercial paper(1)	440	—	440	—
Debt
Medium term notes(2)	2,116	2,156	2,116	2,156
Non-recourse borrowings(3)	—	—	20,870	19,352
	2,116	2,156	22,986	21,508
Deferred income tax liabilities, net(4)	—	—	6,015	6,018
Equity
Non-controlling interest	—	—	11,845	12,303
Preferred equity	601	613	601	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners' equity(5)	760	832	760	832
Unitholders' equity	9,203	9,607	9,203	9,607
Total capitalization	$13,272	$13,800	$52,002	$51,473
Debt-to-total capitalization(1)	16%	16%	44%	42%
Debt-to-total capitalization (market value)(1)(6)	8%	8%	35%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $6 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $742 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $141 million (2021: $132 million) of deferred financing fees and $136 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was effective on January 31, 2022.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	June 30, 2022	December 31, 2021
Brookfield Renewable's share of cash and cash equivalents	$437	$540
Investments in marketable securities	236	151
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	(1)	(24)
Authorized letter of credit facility	400	400
Issued letters of credit	(337)	(289)
Available portion of corporate credit facilities	2,437	2,462
Available portion of subsidiary credit facilities on a proportionate basis	759	916
Available liquidity	$3,869	$4,069
(1)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2022			December 31, 2021
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	12	$2,116	3.9	13	$2,156
Credit facilities	N/A	4	—	N/A	5	—
Commercial paper	2.2	<1	440	N/A	N/A	—
Proportionate non-recourse borrowings(1)
Hydroelectric	5.4	14	4,953	4.9	12	4,913
Wind	4.3	9	2,290	3.9	9	2,371
Solar	4.0	13	2,601	3.3	13	2,736
Distributed energy & sustainable solutions	4.1	9	1,098	3.6	11	996
	4.7	13	10,942	4.2	13	11,016
			13,498			13,172
Proportionate unamortized financing fees, net of unamortized premiums			(32)			(28)
			13,466			13,144
Equity-accounted borrowings			(354)			(351)
Non-controlling interests			10,303			8,736
As per IFRS Statements			$23,415			$21,529
(1)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2022:

(MILLIONS)	Balance of 2022	2023	2024	2025	2026	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$311	$—	$1,805	$2,116

Non-recourse borrowings
Credit facilities	—	—	4	—	26	—	30
Hydroelectric	37	402	72	346	290	2,332	3,479
Wind	—	—	24	—	84	572	680
Solar	18	12	29	—	39	547	645
Distributed generation, storage & other	—	40	4	152	—	279	475
	55	454	133	498	439	3,730	5,309
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	41	105	111	110	159	942	1,468
Wind	80	182	164	160	151	863	1,600
Solar	86	145	136	142	135	1,302	1,946
Distributed generation, storage & other	34	61	50	35	30	409	619
	241	493	461	447	475	3,516	5,633
Total	$296	$947	$594	$1,256	$914	$9,051	$13,058
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $6 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2026 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for Brookfield Renewable’s share of the transactions discussed above under “Part 1 - Highlights— Growth and Development”.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$599	$411	$1,057	$700
Changes in due to or from related parties	(21)	45	2	63
Net change in working capital balances	(140)	(456)	(318)	(412)
	438	—	741	351
Financing activities	267	36	1,177	1,411
Investing activities	(596)	126	(1,839)	(1,639)
Foreign exchange gain (loss) on cash	(19)	5	(20)	(6)
Increase in cash and cash equivalents	$90	$167	$59	$117
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three and six months ended June 30, 2022 totaled $599 million and $1,057 million, respectively, compared to $411 million and $700 million in 2021, respectively, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Trade receivables and other current assets	$(205)	$(191)	$(308)	$(283)
Accounts payable and accrued liabilities	64	(264)	(19)	(221)
Other assets and liabilities	1	(1)	9	92
	$(140)	$(456)	$(318)	$(412)
Financing Activities
Cash flows provided by financing activities totaled $267 million and $1,177 million for the three and six months ended June 30, 2022, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $1,087 million and $2,366 million of net proceeds from corporate and non-recourse upfinancings for the three and six months ended June 30, 2022, as well as issue $115 million of fixed-rate green perpetual Class A preferred limited partnership units during the second quarter of 2022.
Distributions paid during the three and six months ended June 30, 2022 to Unitholders were $228 million and $458 million, respectively (2021: $213 million and $429 million, respectively). We increased our distributions to $1.28 per LP unit in 2022 on an annualized basis (2021: $1.22), representing a 5% increase per LP unit, which took effect in the first quarter of 2022. The distributions paid during the three and six months ended June 30, 2022, to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $666 million and $857 million, respectively (2021: $283 million and $422 million). Our non-controlling interest contributed capital, net of capital returns, of $168 million and $274 million in the three and six months ended June 30, 2022, respectively (2021: $(19) million and $795 million).
Cash flows used in financing activities totaled $36 million and $1,411 million for the three and six months ended June 30, 2021, respectively. Our disciplined and investment grade approach to financing our investment activity allowed us to generate $1,142 million of proceeds from non-recourse upfinancings for the six months ended June 30, 2021 as well as our inaugural perpetual green subordinated notes of $340 million during the second quarter of 2021.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Investing Activities
Cash flows used in investing activities totaled $596 million and $1,839 million for the three and six months ended June 30, 2022, respectively. During the year, we invested $779 million into growth, including a 20 GW portfolio of utility solar and energy storage development platform in the United States, a 1.7 GW portfolio of utility-scale solar development assets in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the acquisitions of over 400 MW of operating and development wind portfolios in Brazil and China, as well as the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, was $449 million and $901 million for the three and six months ended June 30, 2022, respectively.
Cash flows used in investing activities totaled $126 million and $1,639 million for the three and six months ended June 30, 2021, respectively. We recycled the capital from the sale of wind portfolios in Ireland and Scotland, which closed in the second quarter of 2021 for $448 million, into accretive growth opportunities, investing $1,479 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil and the continuing initiative to repower existing wind power projects, was $244 million and $533 million for the three and six months ended June 30, 2021, respectively.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	June 30, 2022	December 31, 2021
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)(3)	38,000,000	44,885,496
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,222,322	172,203,342
LP units
Balance, beginning of year	275,084,265	274,837,890
Distribution reinvestment plan	147,192	230,304
Exchanged for BEPC exchangeable shares	8,084	16,071
Balance, end of period	275,239,541	275,084,265
Total LP units on a fully-exchanged basis(4)	641,949,802	641,775,546
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 2,885,496 outstanding units of Series 5 Preferred Limited Partnership Units and 10,000,000 outstanding units of Series 11 Preferred Units.
(4)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid,for the three months ended June 30,:

	Three months ended June 30				Six months ended June 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2022	2021	2022	2021	2022	2021	2022	2021
Class A Preference Shares	$6	$6	$6	$6	$13	$13	$13	$13
Perpetual Subordinated Notes	7	3	9	—	14	3	13	—
Class A Preferred LP units	12	15	12	15	23	29	23	29
Participating non-controlling interests – in operating subsidiaries	639	262	639	262	808	380	808	380
GP interest and incentive distributions	25	21	25	20	50	42	49	41
Redeemable/Exchangeable partnership units	63	58	62	59	126	117	124	118
BEPC Exchangeable shares	55	52	56	52	110	104	111	104
LP units	88	83	85	82	179	167	174	166
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	322	70	382	168
Net income	305	81	356	186
(1)Brookfield Renewable's total revenues for the three and six months ended June 30, 2022 were $1,274 million and $2,410 million, respectively (2021: $1,019 million and $2,039 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

(MILLIONS)	June 30, 2022	December 31, 2021
Current assets(1)	$1,042	$1,145
Total assets(2)(3)	2,547	2,688
Current liabilities(4)	7,843	7,710
Total liabilities(5)	7,843	7,710
(1)Amount due from non-guarantor subsidiaries was $1,025 million (2021: $904 million).
(2)Brookfield Renewable's total assets as at June 30, 2022 and December 31, 2021 were $57,030 million and $55,867 million.
(3)Amount due from non-guarantor subsidiaries was $2,454 million (2021: $2,360 million).
(4)Amount due to non-guarantor subsidiaries was $7,161 million (2021: $7,463 million).
(5)Amount due to non-guarantor subsidiaries was $7,161 million (2021: $7,463 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2022, letters of credit issued amounted to $1,084 million (2021: $1,048 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2022		2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) – LTA	16,280	15,097	14,946	13,776	16,092	14,099	14,333	13,446
Total Generation (GWh) – actual	16,488	15,196	14,585	13,533	14,683	13,828	13,247	12,007
Proportionate Generation (GWh) – LTA	8,152	7,414	7,197	6,697	8,356	7,602	7,354	6,618
Proportionate Generation (GWh) – actual	7,978	7,425	6,637	6,125	7,013	7,375	6,583	5,753
Revenues	$1,274	$1,136	$1,091	$966	$1,019	$1,020	$952	$867
Net income (loss) to Unitholders	1	(78)	(57)	(115)	(63)	(133)	(120)	(162)
Basic and diluted loss per LP unit	(0.03)	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)	(0.29)
Funds From Operations	294	243	214	210	268	242	201	157
Funds From Operations per Unit	0.46	0.38	0.33	0.33	0.42	0.38	0.31	0.25
Distribution per LP Unit	0.32	0.32	0.30	0.30	0.30	0.30	0.29	0.29

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	6,622	5,578	6,806	6,813	$533	$422	$345	$286	$249	$206
Brazil	2,019	2,264	2,005	1,986	93	97	87	81	69	70
Colombia	2,097	1,805	1,814	1,693	140	106	98	77	61	60
	10,738	9,647	10,625	10,492	766	625	530	444	379	336
Wind
North America	2,202	2,168	2,356	2,881	171	208	114	160	82	116
Europe	454	599	492	652	83	72	79	134	69	123
Brazil	227	267	293	294	13	14	10	10	7	6
Asia	288	241	272	217	19	16	16	12	10	8
	3,171	3,275	3,413	4,044	286	310	219	316	168	253
Solar	895	865	1,086	984	193	179	194	140	138	83
Distributed energy & sustainable solutions(1)	599	601	442	438	127	121	95	87	75	65
Corporate	—	—	—	—	—	—	8	12	(223)	(227)
Total	15,403	14,388	15,566	15,958	$1,372	$1,235	$1,046	$999	$537	$510
(1)Actual generation includes 203 GWh (2021: 195 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the six months ended June 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(8)	$25	$201	$(46)	$42	$(9)	$12	$9	$62	$(133)	$155
Add back or deduct the following:
Depreciation	208	45	58	195	34	22	31	134	61	2	790
Deferred income tax expense (recovery)	(15)	(1)	31	7	23	3	(1)	(7)	—	(35)	5
Foreign exchange and financial instrument loss (gain)	112	(2)	(25)	(27)	1	2	—	17	(9)	(26)	43
Other(1)	11	6	(12)	12	12	8	—	54	7	20	118
Management service costs	—	—	—	—	—	—	—	—	—	141	141
Interest expense	147	23	98	79	6	12	25	86	35	49	560
Current income tax expense	2	6	56	—	2	2	2	3	—	—	73
Amount attributable to equity accounted investments and non-controlling interests(2)	(112)	(15)	(309)	(106)	(41)	(30)	(53)	(102)	(61)	(10)	(839)
Adjusted EBITDA	345	87	98	114	79	10	16	194	95	8	1,046
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(11)	$24	$172	$(106)	$119	$2	$5	$4	$44	$(198)	$55
Add back or deduct the following:
Depreciation	184	38	53	195	61	20	18	132	46	—	747
Deferred income tax expense (recovery)	(29)	(1)	16	(8)	(2)	1	3	(6)	(1)	(26)	(53)
Foreign exchange and financial instrument loss (gain)	61	(4)	(31)	22	(7)	4	—	(22)	(3)	(21)	(1)
Other(1)	12	16	33	49	118	—	1	30	8	57	324
Management service costs	—	—	—	—	—	—	—	—	—	153	153
Interest expense	125	17	54	83	15	11	16	88	23	47	479
Current income tax expense	2	5	20	—	3	2	3	2	1	—	38
Amount attributable to equity accounted investments and non-controlling interests(2)	(58)	(14)	(240)	(75)	(173)	(30)	(34)	(88)	(31)	—	(743)
Adjusted EBITDA	$286	$81	$77	$160	$134	$10	$12	$140	$87	$12	$999
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the for the six months ended June 30:

	Six months ended June 30
(MILLIONS)	2022	2021
Net income	$155	$55
Add back or deduct the following:
Depreciation	790	747
Deferred income tax (recovery) expense	5	(53)
Foreign exchange and financial instruments loss (gain)	43	(1)
Other(1)	118	324
Amount attributable to equity accounted investments and non-controlling interest(2)	(574)	(562)
Funds From Operations	$537	$510
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the six months ended June 30:

	Six months ended June 30
	2022	2021
Basic loss per LP unit(1)	$(0.19)	$(0.37)
Depreciation	0.74	0.75
Foreign exchange and financial instruments loss	0.06	0.10
Deferred income tax (recovery) expense	(0.04)	(0.09)
Other	0.26	0.40
Funds From Operations per Unit(2)	$0.83	$0.79
(1)During the six months ended June 30, 2022, on average there were 275.1 million (2021: 274.9 million).
(2)Average units outstanding for the six months ended June 30, 2022 were 645.8 million (2021: 645.5 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset and goodwill impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
IFRS Interpretation Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flow)
In April 2022, the IFRS Interpretation Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flow. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable is currently assessing the impact of this IFRS IC agenda decision.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to invest into a leading integrated distributed generation developer in the United States with a proven track record of developing and operating projects, for $700 million ($140 million net to Brookfield Renewable), representing our equity purchase price and additional equity deployment to fund future growth. The business has 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. For five years post-close of the transaction, Brookfield Renewable, together with its institutional partners, has a right of first look to acquire, through its interest in JV, carbon capture and storage projects originated by CRC for up to 5 million metric tons per annum of contracted throughput. This includes an initial investment of approximately $137 million along with an opportunity for Brookfield Renewable, together with its institutional partners, to invest up to an additional $363 million to fund the development of identified carbon capture and storage projects in California. Beyond the initial $500 million investment, if the JV develops the full pipeline of 5 million metric tons per annum of capture, transport, and storage infrastructure, Brookfield Renewable, together with its institutional partners, would have an opportunity to invest up to an additional $1 billion for a total potential investment of $1.5 billion.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, cogeneration (excluding Colombia) and biomass assets only.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE, the hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Generation from our pumped storage and cogeneration facilities in the Americas is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities, Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2021 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, cogeneration, carbon capture and other), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the quarter to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of Brookfield Renewable’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: changes to resource availability, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our portfolio; availability and access to interconnection facilities and transmission systems; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our facilities; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; the unavailability of necessary equipment, including spare parts and components required for project development or significant cost increases relating thereto; dam failures and the costs and potential liabilities associated with such failures; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; changes to our current business, including through future energy transition investments; our inability to complete all or some of our capital recycling initiatives; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments; political instability or changes in government policy;

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP units, preferred units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or BEPC exchangeable shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in our best interests or our unitholders; broader impact of climate change; failure of our systems technology; any changes in the market price of the LP units and BEPC exchangeable shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this report also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”.
A reconciliation of net income to Adjusted EBITDA and Funds From Operations is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	14	$823	$764
Restricted cash	15	323	261
Trade receivables and other current assets	16	1,863	1,683
Financial instrument assets	4	86	60
Due from related parties	19	61	35
Assets held for sale	3	—	58
		3,156	2,861
Financial instrument assets	4	486	262
Equity-accounted investments	13	1,164	1,107
Property, plant and equipment, at fair value	7	49,594	49,432
Intangible assets		216	218
Goodwill	12	1,185	966
Deferred income tax assets	6	205	197
Other long-term assets		1,024	824
Total Assets		$57,030	$55,867
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$772	$779
Financial instrument liabilities	4	440	400
Due to related parties	19	361	164
Corporate borrowings	8	440	—
Non-recourse borrowings	8	2,279	1,818
Provisions		35	55
Liabilities directly associated with assets held for sale	3	—	6
		4,327	3,222
Financial instrument liabilities	4	585	565
Corporate borrowings	8	2,110	2,149
Non-recourse borrowings	8	18,586	17,562
Deferred income tax liabilities	6	6,220	6,215
Provisions		766	718
Other long-term liabilities		1,435	1,440
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	11,845	12,303
General partnership interest in a holding subsidiary held by Brookfield	9	57	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,771	2,894
BEPC exchangeable shares	9	2,454	2,562
Preferred equity	9	601	613
Perpetual subordinated notes	9	592	592
Preferred limited partners' equity	10	760	881
Limited partners' equity	11	3,921	4,092
Total Equity		23,001	23,996
Total Liabilities and Equity		$57,030	$55,867
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Revenues	19	$1,274	$1,019	$2,410	$2,039
Other income		14	220	85	247
Direct operating costs(1)		(366)	(307)	(716)	(698)
Management service costs	19	(65)	(72)	(141)	(153)
Interest expense	8	(294)	(246)	(560)	(479)
Share of earnings from equity-accounted investments	13	29	2	48	7
Foreign exchange and financial instruments (loss) gain	4	(6)	(47)	(43)	1
Depreciation	7	(389)	(379)	(790)	(747)
Other		(13)	(78)	(60)	(177)
Income tax (expense) recovery
Current	6	(31)	(22)	(73)	(38)
Deferred	6	(31)	20	(5)	53
		(62)	(2)	(78)	15
Net income		$122	$110	$155	$55
Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$96	$149	$182	$206
General partnership interest in a holding subsidiary held by Brookfield	9	23	19	47	39
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(7)	(25)	(38)	(71)
BEPC exchangeable shares	9	(6)	(22)	(33)	(63)
Preferred equity	9	6	6	13	13
Perpetual subordinated notes	9	7	3	14	3
Preferred limited partners' equity	10	12	15	23	29
Limited partners' equity	11	(9)	(35)	(53)	(101)
		$122	$110	$155	$55
Basic and diluted loss per LP unit		$(0.03)	$(0.13)	$(0.19)	$(0.37)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Net income		$122	$110	$155	$55
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	7	19	15	17	(257)
Actuarial gain on defined benefit plans		15	13	20	27
Deferred tax (recovery) expense on above item		(8)	(5)	(12)	40
Unrealized (loss) gain on investments in equity securities	4	(4)	3	(9)	5
Equity-accounted investments	13	4	1	4	(1)
Total items that will not be reclassified to net income		26	27	20	(186)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		(890)	333	(106)	(338)
Gain (loss) arising during the period on financial instruments designated as cash-flow hedges	4	27	(89)	(6)	3
Gain (loss) on foreign exchange swaps net investment hedge	4	97	(12)	52	16
Reclassification adjustments for amounts recognized in net income (loss)	4	36	49	92	(3)
Deferred income taxes on above items		(30)	10	(46)	(2)
Equity-accounted investments	13	(26)	2	(4)	(1)
Total items that may be reclassified subsequently to net income (loss)		(786)	293	(18)	(325)
Other comprehensive income (loss)		(760)	320	2	(511)
Comprehensive income (loss)		$(638)	$430	$157	$(456)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(381)	$276	$77	$(139)
General partnership interest in a holding subsidiary held by Brookfield	9	22	20	48	38
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(87)	31	(2)	(126)
BEPC exchangeable shares	9	(77)	27	(2)	(112)
Preferred equity	9	(11)	15	2	30
Perpetual subordinated notes	9	7	3	14	3
Preferred limited partners' equity	10	12	15	23	29
Limited partners' equity	11	(123)	43	(3)	(179)
		$(638)	$430	$157	$(456)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2022	$(1,641)	$(690)	$6,498	$1	$(34)	$2	$4,136	$832	$619	$592	$2,588	$12,708	$60	$2,923	$24,458
Net income (loss)	(9)	—	—	—	—	—	(9)	12	6	7	(6)	96	23	(7)	122
Other comprehensive income (loss)	—	(133)	2	2	16	(1)	(114)	—	(17)	—	(71)	(477)	(1)	(80)	(760)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	188	—	—	188
Issuance of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(187)	—	—	—	—	—	—	(187)
Disposals (Note 3)	14	—	(14)	—	—	—	—	—	—	—	—	(21)	—	—	(21)
Distributions or dividends declared	(88)	—	—	—	—	—	(88)	(12)	(6)	(7)	(55)	(639)	(25)	(63)	(895)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	—	—	3
Other	(7)	—	—	1	(1)	—	(7)	—	(1)	—	(2)	(10)	—	(2)	(22)
Change in period	(87)	(133)	(12)	3	15	(1)	(215)	(72)	(18)	—	(134)	(863)	(3)	(152)	(1,457)
Balance, as at June 30, 2022	$(1,728)	$(823)	$6,486	$4	$(19)	$1	$3,921	$760	$601	$592	$2,454	$11,845	$57	$2,771	$23,001

Balance, as at March 31, 2021	$(1,197)	$(834)	$5,546	$(4)	$(31)	$5	$3,485	$1,028	$617	$—	$2,184	$11,604	$50	$2,466	21,434
Net income (loss)	(35)	—	—	—	—	—	(35)	15	6	3	(22)	149	19	(25)	110
Other comprehensive income (loss)	—	85	2	3	(15)	3	78	—	9	—	49	127	1	56	320
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	231	—	—	232
Disposal	12	—	(12)	—	—	—	—	—	—	—	—	(214)	—	—	(214)
Distributions or dividends declared	(83)	—	—	—	—	—	(83)	(15)	(6)	(3)	(52)	(262)	(21)	(58)	(500)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	—	3	(2)	—	1	(3)	(1)	—	(2)	—	—	9	1	—	7
Change in period	(103)	88	(12)	3	(14)	—	(38)	—	7	340	(25)	40	—	(27)	297
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(53)	—	—	—	—	—	(53)	23	13	14	(33)	182	47	(38)	155
Other comprehensive income (loss)	—	19	1	3	30	(3)	50	—	(11)	—	31	(105)	1	36	2
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	294	—	—	294
Issuance of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Disposals (Note 3)	14	—	(14)	—	—	—	—	—	—	—	—	(21)	—	—	(21)
Distributions or dividends declared	(179)	—	—	—	—	—	(179)	(23)	(13)	(14)	(110)	(808)	(50)	(126)	(1,323)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Other	—	—	5	1	(1)	—	5	—	(1)	—	4	—	—	5	13
Change in period	(212)	19	(8)	4	29	(3)	(171)	(121)	(12)	—	(108)	(458)	(2)	(123)	(995)
Balance, as at June 30, 2022	$(1,728)	$(823)	$6,486	$4	$(19)	$1	$3,921	$760	$601	$592	$2,454	$11,845	$57	$2,771	$23,001

Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	21,767
Net income (loss)	(101)	—	—	—	—	—	(101)	29	13	3	(63)	206	39	(71)	55
Other comprehensive income (loss)	—	(25)	(55)	5	(7)	4	(78)	—	17	—	(49)	(345)	(1)	(55)	(511)
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	1,045	—	—	1,046
Disposal	12	—	(12)	—	—	—	—	—	—	—	—	(214)	—	—	(214)
Distributions or dividends declared	(167)	—	—	—	—	—	(167)	(29)	(13)	(3)	(104)	(380)	(42)	(117)	(855)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Other	(61)	(1)	6	—	1	(2)	(57)	—	(2)	—	(33)	232	(2)	(39)	99
Change in period	(312)	(26)	(61)	5	(6)	2	(398)	—	15	340	(249)	544	(6)	(282)	(36)
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2022	2021	2022	2021
Operating activities
Net income		$122	$110	$155	$55
Adjustments for the following non-cash items:
Depreciation	7	389	379	790	747
Unrealized foreign exchange and financial instruments losses	4	50	58	100	31
Share of earnings from equity-accounted investments	13	(29)	(2)	(48)	(7)
Deferred income tax expense (recovery)	6	31	(20)	5	(53)
Other non-cash items		18	(134)	18	(120)
Dividends received from equity-accounted investments	13	18	20	37	47
		599	411	1,057	700
Changes in due to or from related parties		(21)	45	2	63
Net change in working capital balances		(140)	(456)	(318)	(412)
		438	—	741	351
Financing activities
Commercial paper, net	8	320	—	440	(3)
Proceeds from non-recourse borrowings	8,19	2,313	835	3,426	1,872
Repayment of non-recourse borrowings	8,19	(1,532)	(593)	(2,426)	(947)
Repayment of lease liabilities		(6)	(6)	(11)	(15)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	168	195	274	1,009
Capital repaid to participating non-controlling interests – in operating subsidiaries		—	(214)	—	(214)
Issuance of equity instruments and related costs	9,11	115	340	115	340
Redemption and repurchase of equity instruments	10	(203)	—	(252)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(666)	(283)	(857)	(422)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(228)	(213)	(458)	(429)
Borrowings from related party		136	345	1,076	755
Repayments to related party		(150)	(370)	(150)	(535)
		267	36	1,177	1,411
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	1	2	(779)	(1,426)
Investment in property, plant and equipment	7	(449)	(244)	(901)	(533)
Investment in equity-accounted investments		(54)	(9)	(74)	(53)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	118	448	118	448
Purchases of financial assets	4	(166)	(44)	(166)	(44)
Proceeds from financial assets	4	4	1	63	47
Restricted cash and other		(50)	(28)	(100)	(78)
		(596)	126	(1,839)	(1,639)
Foreign exchange gain (loss) on cash		(19)	5	(20)	(6)
Cash and cash equivalents
(Decrease) Increase		90	167	59	117
Net change in cash classified within assets held for sale		(1)	5	—	(18)
Balance, beginning of period		734	358	764	431
Balance, end of period		$823	$530	$823	$530
Supplemental cash flow information:
Interest paid		$262	$220	$499	$425
Interest received		$5	$11	$11	$23
Income taxes paid		$32	$23	$44	$34
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2021 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2021 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 5, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, PLN, INR, MYR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Poland zloty, Indian rupees, Malaysian ringgit and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
IFRS Interpretation Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flow)
In April 2022, the IFRS Interpretation Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flow. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable is currently assessing the impact of this IFRS IC agenda decision.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Solar Portfolio
On January 24, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was $702 million, plus $125 million of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
Europe Solar Portfolio
On February 2, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1.7 GW portfolio of utility-scale solar development assets in Germany. The purchase price of this acquisition, including working capital and closing adjustments, was approximately €66 million ($73 million), plus €15 million ($17 million) of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs of €2 million ($2 million) were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
Chile Distributed Generation Portfolio
On March 17, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $31 million, excluding non-controlling interest of $6 million. The total transaction costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The preliminary purchase price allocations, at fair value, as at June 30, 2022, with respect to the acquisitions are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Solar Portfolio	U.S. Solar Portfolio	Total
Cash and cash equivalents	$2	$3	$22	$27
Restricted cash	—	—	6	6
Trade receivables and other current assets	2	30	48	80
Property, plant and equipment	21	1	691	713
Other non-current assets	1	—	89	90
Current liabilities	(1)	(5)	(32)	(38)
Financial instruments	—	—	(24)	(24)
Non-recourse borrowings	(6)	—	(47)	(53)
Deferred income tax liabilities	—	(7)	(61)	(68)
Other long-term liabilities	—	—	(43)	(43)
Non-controlling interests	$(6)	$—	$—	$(6)
Fair value of net assets acquired	19	22	649	690
Goodwill	18	68	178	264
Purchase price	$37	$90	$827	$954
Oregon Wind Portfolio
In the first quarter of 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, “Oregon Wind Portfolio”). During March 31, 2022, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2021 as disclosed in the 2021 Annual Report.
3. DISPOSAL OF ASSETS
In April 2022, Brookfield Renewable, together with institutional partners, completed the sale of its interest in a portfolio of 19 MW solar assets in Asia (“Malaysia Solar Portfolio”) for proceeds of approximately MYR 144 million ($33 million and $10 million net to Brookfield Renewable). This resulted in a loss on disposition of $9 million ($3 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $3 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2022, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil ("Brazil Hydroelectric Portfolio") for proceeds of R$461 million (approximately $90 million and $23 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $30 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Malaysia Solar Portfolio	Brazil Hydroelectric Portfolio	Total
Proceeds, net of transaction costs	$33	$90	$123
Carrying value of net assets held for sale
Assets	55	90	145
Liabilities	(6)	—	(6)
Non-controlling interests	(7)	—	(7)
	42	90	132
Loss on disposal, net of transaction costs	$(9)	$—	$(9)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2021 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2022				December 31, 2021
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$823	$—	$—	$823	$764
Restricted cash(1)	391	—	—	391	312
Financial instrument assets(1)
Energy derivative contracts	—	30	5	35	55
Interest rate swaps	—	212	—	212	40
Foreign exchange swaps	—	34	—	34	32
Investments in debt and equity securities	160	38	93	291	195
Property, plant and equipment	—	—	49,594	49,594	49,432
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(308)	(206)	(514)	(226)
Interest rate swaps	—	(100)	—	(100)	(228)
Foreign exchange swaps	—	(28)	—	(28)	(56)
Tax equity	—	—	(383)	(383)	(455)
Contingent consideration(1)(2)	—	—	(143)	(143)	(3)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(1,917)	(440)	—	(2,357)	(2,334)
Non-recourse borrowing(1)	(2,106)	(18,185)	—	(20,291)	(20,435)
Total	$(2,649)	$(18,747)	$48,960	$27,564	$27,093
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2021 and 2022 with obligations lapsing from 2022 to 2027.
There were no transfers between levels during the six months ended June 30, 2022.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	June 30, 2022			December 31, 2021
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$35	$514	$(479)	$(171)
Interest rate swaps	212	100	112	(188)
Foreign exchange swaps	34	28	6	(24)
Investments in debt and equity securities	291	—	291	195
Tax equity	—	383	(383)	(455)
Total	572	1,025	(453)	(643)
Less: current portion	86	440	(354)	(340)
Long-term portion	$486	$585	$(99)	$(303)
(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their tax equity interests are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$(48)	$(63)	$(164)	$(104)
Interest rate swaps	15	(3)	65	50
Foreign exchange swaps	28	1	36	60
Tax equity	32	2	62	16
Foreign exchange (loss) gain	(33)	16	(42)	(21)
	$(6)	$(47)	$(43)	$1
For the three and six months ended June 30, 2022, the gains associated with debt and equity securities of less than $1 million and $3 million (2021: nil and nil) was recorded in Other income on the interim consolidated statements of income (loss).
For the three and six months ended June 30, 2022, the losses associated with debt and equity securities of $2 million and $5 million (2021: nil and nil) was recorded in Other on the interim consolidated statements of income (loss).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$(77)	$(79)	$(226)	$(39)
Interest rate swaps	95	(2)	222	45
Foreign exchange swaps	9	(8)	(2)	(3)
	27	(89)	(6)	3
Foreign exchange swaps – net investment	97	(12)	52	16
Investments in debt and equity securities	(4)	3	(9)	5
	$120	$(98)	$37	$24
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$35	$4	$88	$(51)
Interest rate swaps	1	9	4	12
	$36	$13	$92	$(39)
Foreign exchange swaps - net investment	—	(44)	—	(44)
Foreign currency translation	—	80	—	80
	$36	$49	$92	$(3)
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable’s operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed energy & sustainability solutions (distributed generation, pumped storage, cogeneration, carbon capture and other), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the quarter to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$297	$45	$67	$85	$32	$7	$10	$112	$68	$—	$723	$(47)	$598	$1,274
Other income	—	2	—	—	7	—	1	19	3	19	51	(1)	(36)	14
Direct operating costs	(93)	(13)	(22)	(31)	(6)	(1)	(2)	(27)	(24)	(8)	(227)	18	(157)	(366)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	30	2	32
	204	34	45	54	33	6	9	104	47	11	547	—	407
Management service costs	—	—	—	—	—	—	—	—	—	(65)	(65)	—	—	(65)
Interest expense	(46)	(7)	(14)	(16)	(5)	(2)	(3)	(28)	(12)	(20)	(153)	4	(145)	(294)
Current income taxes	(3)	(3)	(5)	—	—	—	—	(2)	3	—	(10)	4	(25)	(31)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(2)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(235)	(235)
Funds From Operations	155	24	26	38	28	4	6	74	38	(99)	294	—	—
Depreciation											(233)	10	(166)	(389)
Foreign exchange and financial instrument gain (loss)											(12)	—	6	(6)
Deferred income tax expense											(4)	(2)	(25)	(31)
Other											(44)	(15)	46	(13)
Share of earnings from equity-accounted investments											—	7	—	7
Net income attributable to non-controlling interests											—	—	139	139
Net income (loss) attributable to Unitholders(2)											$1	$—	$—	$1
(1)Share of earnings from equity-accounted investments of $29 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $96 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$203	$45	$51	$86	$29	$7	$9	$102	$65	$—	$597	$(38)	$460	$1,019
Other income	16	1	9	7	48	1	—	4	1	18	105	(3)	118	220
Direct operating costs	(81)	(13)	(18)	(14)	(10)	(2)	(3)	(25)	(18)	(8)	(192)	15	(130)	(307)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	11	37
	138	33	42	79	67	6	6	81	48	10	510	—	459
Management service costs	—	—	—	—	—	—	—	—	—	(72)	(72)	—	—	(72)
Interest expense	(39)	(4)	(7)	(23)	(5)	(2)	(2)	(27)	(11)	(22)	(142)	7	(111)	(246)
Current income taxes	(2)	2	(2)	(2)	1	—	—	(1)	—	—	(4)	1	(19)	(22)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(15)	(15)	—	—	(15)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes										(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(7)	(15)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(322)	(322)
Funds From Operations	97	31	33	54	63	4	4	53	37	(108)	268	—	—
Depreciation											(246)	13	(146)	(379)
Foreign exchange and financial instrument gain (loss)											(67)	—	20	(47)
Deferred income tax expense											24	2	(6)	20
Other											(42)	5	(41)	(78)
Share of loss from equity-accounted investments											—	(20)	—	(20)
Net loss attributable to non-controlling interests											—	—	173	173
Net income (loss) attributable to Unitholders(2)											$(63)	$—	$—	$(63)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $149 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	533	93	140	171	83	13	19	193	127	—	1,372	(96)	1,134	2,410
Other income	2	20	—	—	11	—	1	55	16	24	129	(13)	(31)	85
Direct operating costs	(190)	(26)	(42)	(57)	(15)	(3)	(4)	(54)	(48)	(16)	(455)	39	(300)	(716)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	70	4	74
	345	87	98	114	79	10	16	194	95	8	1,046	—	807
Management service costs	—	—	—	—	—	—	—	—	—	(141)	(141)	—	—	(141)
Interest expense	(91)	(12)	(24)	(32)	(9)	(3)	(6)	(54)	(22)	(40)	(293)	10	(277)	(560)
Current income taxes	(5)	(6)	(13)	—	(1)	—	—	(2)	2	—	(25)	7	(55)	(73)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	(4)	(21)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(471)	(471)
Funds From Operations	249	69	61	82	69	7	10	138	75	(223)	537	—	—
Depreciation											(479)	19	(330)	(790)
Foreign exchange and financial instrument gain (loss)											(36)	1	(8)	(43)
Deferred income tax expense											26	(2)	(29)	(5)
Other											(125)	(13)	78	(60)
Share of loss from equity-accounted investments											—	(5)	—	(5)
Net loss attributable to non-controlling interests											—	—	289	289
Net income (loss) attributable to Unitholders(2)											(77)	—	—	(77)
(1)Share of earnings from equity-accounted investments of $48 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $182 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	422	97	106	208	72	14	16	179	121	—	1,235	(77)	881	2,039
Other income	24	9	9	8	90	1	—	10	1	27	179	(5)	73	247
Direct operating costs	(160)	(25)	(38)	(56)	(28)	(5)	(4)	(49)	(35)	(15)	(415)	36	(319)	(698)
Share of revenue, other income and direct operating costs from equity-accounted investments												46	21	67
	286	81	77	160	134	10	12	140	87	12	999	—	656	—
Management service costs	—	—	—	—	—	—	—	—	—	(153)	(153)	—	—	(153)
Interest expense	(78)	(11)	(13)	(42)	(11)	(4)	(4)	(56)	(21)	(41)	(281)	13	(215)	(479)
Current income taxes	(2)	—	(4)	(2)	—	—	—	(1)	(1)	—	(10)	1	(25)	(38)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes										(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(11)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(405)	(405)
Funds From Operations	206	70	60	116	123	6	8	83	65	(227)	510	—	—
Depreciation											(483)	26	(290)	(747)
Foreign exchange and financial instrument gain (loss)											(67)	—	68	1
Deferred income tax expense											59	2	(8)	53
Other											(215)	7	31	(177)
Share of loss from equity-accounted investments											—	(35)	—	(35)
Net loss attributable to non-controlling interests											—	—	199	199
Net income (loss) attributable to Unitholders(2)											(196)	—	—	(196)
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $206 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at June 30, 2022
Cash and cash equivalents	$58	$28	$13	$39	$106	$1	$13	$111	$54	$14	$437	$(47)	$433	$823
Property, plant and equipment	14,994	1,746	1,959	3,250	633	279	274	3,368	2,185	—	28,688	(1,148)	22,054	49,594
Total assets	16,618	1,931	2,195	3,631	842	314	355	3,861	2,485	148	32,380	(584)	25,234	57,030
Total borrowings	4,058	270	625	1,602	407	88	193	2,601	1,098	2,556	13,498	(354)	10,271	23,415
Other liabilities	4,749	93	636	800	229	9	35	662	189	315	7,717	(221)	3,118	10,614
For the six months ended June 30, 2022:
Additions to property, plant and equipment	55	24	2	27	8	9	1	101	34	1	262	(20)	690	932
As at December 31, 2021
Cash and cash equivalents	$41	$4	$16	$30	$46	$5	$6	$104	$43	$245	$540	$(28)	$252	$764
Property, plant and equipment	15,188	1,680	2,032	3,286	676	277	266	3,355	2,183	—	28,943	(1,111)	21,600	49,432
Total assets	16,456	1,833	2,277	3,665	842	292	342	3,746	2,366	292	32,111	(518)	24,274	55,867
Total borrowings	4,126	261	526	1,628	474	74	195	2,736	996	2,156	13,172	(351)	8,708	21,529
Other liabilities	4,499	91	644	771	218	8	52	435	227	303	7,248	(167)	3,261	10,342
For the six months ended June 30, 2021:
Additions to property, plant and equipment	57	28	30	44	21	5	—	47	9	2	243	(3)	312	552

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Hydroelectric
North America	$371	$237	$656	$508
Brazil	46	46	93	102
Colombia	274	213	579	440
	691	496	1,328	1,050
Wind
North America	175	184	339	362
Europe	47	41	124	109
Brazil	21	18	38	35
Asia	44	31	82	60
	287	274	583	566
Solar	207	159	349	282
Distributed energy & sustainable solutions	89	90	150	141
Total	$1,274	$1,019	$2,410	$2,039
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	June 30, 2022	December 31, 2021
United States	$25,456	$24,596
Colombia	8,171	8,497
Canada	7,413	7,651
Brazil	4,247	3,860
Europe	3,905	4,440
Asia	1,548	1,495
Other	18	—
	$50,758	$50,539
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 33% for the six months ended June 30, 2022 (2021: (38)%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2021		$31,513	$9,115	$7,389	$188	$48,205
Additions, net		6	(101)	—	—	(95)
Transfer from construction work-in-progress		95	284	218	1	598
Acquisitions through business combinations	2	—	—	21	—	21
Disposals	3	(97)	—	—	—	(97)
Items recognized through OCI:
Change in fair value		(2)	—	—	—	(2)
Foreign exchange		(288)	(123)	(217)	6	(622)
Items recognized through net income:
Depreciation		(311)	(284)	(179)	(16)	(790)
As at June 30, 2022		$30,916	$8,891	$7,232	$179	$47,218

Construction work-in-progress
As at December 31, 2021		278	295	649	5	1,227
Additions, net		84	441	498	4	1,027
Transfer to property, plant and equipment		(95)	(284)	(218)	(1)	(598)
Acquisitions through business combinations	2	—	—	692	—	692
Items recognized through OCI:
Change in fair value		—	19	—	—	19
Foreign exchange		8	(6)	7	—	9
As at June 30, 2022		$275	$465	$1,628	$8	$2,376
Total property, plant and equipment, at fair value
As at December 31, 2021(2)		$31,791	$9,410	$8,038	$193	$49,432
As at June 30, 2022(2)		$31,191	$9,356	$8,860	$187	$49,594
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $65 million (2021: $69 million) in hydroelectric, $170 million (2021: $174 million) in wind, $174 million (2021: $186 million) in solar, and $2 million (2021: $2 million) in other.

In the first quarter of 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 248 MW development wind portfolio in Brazil. The investment is accounted for as asset acquisition as it does not constitute a business combination under IFRS 3, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
In the first quarter of 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of an operating wind asset in China for a total capacity of 10 MW. The investment is accounted for as asset acquisition as it does not constitute business combinations under IFRS 3, with $17 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	June 30, 2022				December 31, 2021
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4	$—	$—	N/A	5	$—	$—
Commercial paper	2.2	<1	440	440	N/A	N/A	—	—
Medium Term Notes:
Series 4 (C$150)	5.8	14	116	122	5.8	15	118	154
Series 9 (C$400)	3.8	3	311	305	3.8	3	317	334
Series 10 (C$500)	3.6	5	388	373	3.6	5	396	421
Series 11 (C$475)	4.3	7	369	357	4.3	7	376	419
Series 12 (C$475)	3.4	8	369	333	3.4	8	376	399
Series 13 (C$300)	4.3	27	233	196	4.3	28	237	275
Series 14 (C$425)	3.3	28	330	231	3.3	29	336	332
	3.9	12	2,116	1,917	3.9	13	2,156	2,334
Total corporate borrowings			2,556	$2,357			2,156	$2,334
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(9)				(10)
Less: Current portion			(440)				—
			$2,110				$2,149
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had $440 million commercial paper outstanding as at June 30, 2022 (2021: nil).
In the first quarter of 2022, Brookfield Renewable increased the capacity of its commercial paper program from $500 million to $1 billion.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	June 30, 2022	December 31, 2021
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Draws on corporate credit facilities(1)(2)	(1)	(24)
Authorized letter of credit facility	400	400
Issued letters of credit	(337)	(289)
Available portion of corporate credit facilities	$2,437	$2,462
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued on Brookfield Renewable's corporate credit facilities of $1,975 million
Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time,

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, Interbank Deposit Certificate rate (“CDI”), or The Extended National Consumer Price Index (“IPCA”) plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”) , Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”) . Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”) .
Effective January 1, 2022, Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023.
As at June 30, 2022, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has a transition plan for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) benchmark on June 30, 2023. This plan involves certain amendments to the contractual terms of US$ LIBOR referenced floating rate borrowings, interest rate swaps, interest rate caps and updates to hedge designations. These are not expected to have a material impact.
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(4)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	5.8	11	$9,131	$8,681	4.9	11	$8,541	$9,008
Wind	4.8	8	4,826	4,706	4.4	8	4,767	5,059
Solar	4.7	12	5,063	5,125	4.1	13	4,303	4,561
Distributed energy & sustainable solutions	4.3	9	1,850	1,779	3.2	8	1,741	1,807
Total	5.2	10	$20,870	$20,291	4.5	10	$19,352	$20,435
Add: Unamortized premiums(3)			136				160
Less: Unamortized financing fees(3)			(141)				(132)
Less: Current portion			(2,279)				(1,818)
			$18,586				$17,562
(1)Includes $742 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $95 million (2021: $51 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
(4)Excluding credit facilities, total weighted-average term is 11 years.

In the first quarter of 2022, Brookfield Renewable completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears a fixed interest of 8.66% and matures in 2032.
In the first quarter of 2022, Brookfield Renewable completed a financing of COP 356 billion ($95 million) in Colombia. The bond issued in two tranches bears variable interest at IPC plus an average margin of 4.39% maturing in 2029 and 2037.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

In the first quarter of 2022, Brookfield Renewable completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears variable interest at IBR plus 3.25% maturing in 2032.
In the first quarter of 2022, Brookfield Renewable completed a financing of R$150 million ($29 million) associated with a solar development project in Brazil. The loan bears a variable interest at IPCA plus 5.04% and matures February 2045.
In the first quarter of 2022, Brookfield Renewable completed a financing of CNY 835 million ($132 million) related to a wind portfolio in China. The debt, drawn in two tranches, bears a fixed interest rate of 4.9% and matures in 2037.
In the first quarter of 2022, Brookfield Renewable increased its revolving credit facility associated with the distributed generation portfolio in the United States by $50 million to a total of $150 million and agreed to amend its maturity to March 2025.
In the first quarter of 2022, Brookfield Renewable completed a refinancing totaling $170 million associated with a hydroelectric portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 3.62% and matures in 2032.
In the first quarter of 2022, Brookfield Renewable completed a refinancing totaling $35 million associated with a hydroelectric portfolio in the United States. A portion of the debt bears a fixed rate of 4.98% and the remaining portion bears interest at SOFR plus 3.25% maturing in 2026.
In the second quarter of 2022, Brookfield Renewable completed a financing of R$300 million ($63 million) associated with a solar development project in Brazil. The loan bears a variable interest at IPCA plus 5.39% and matures 2045.
In the second quarter of 2022, Brookfield Renewable completed a financing of R$500 million ($96 million) associated with a wind development project in Brazil. The loan bears a variable interest at CDI plus 1.58% and matures 2024.
In the second quarter of 2022, Brookfield Renewable completed a refinancing totaling €66 million ($70 million) associated with a solar asset in Spain. The loan bears a fixed interest of 3.36% and matures 2039.
In the second quarter of 2022, Brookfield Renewable increased its revolving credit facility capacity associated with the United States business by $250 million to a total of $750 million.
In the second quarter of 2022, Brookfield Renewable completed a financing totaling $250 million associated with a solar utility portfolio in the United States. The debt bears variable interest at SOFR plus 4% and matures in 2025.
In the second quarter of 2022, Brookfield Renewable completed a refinancing totaling $500 million associated with the United States business. The loan bears a variable interest at SOFR plus 2.85% and matures in 2029.
In the second quarter of 2022, Brookfield Renewable completed a financing totaling $402 million associated with the distributed generation portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 5.23% and matures in 2029.
In the second quarter of 2022, Brookfield Renewable completed a financing of CNY 290 million ($43 million) related to a wind asset in China. The debt bears a fixed interest rate of 4.6% and matures in 2039.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 400 billion ($97 million) in Colombia. The loan bears variable interest at IBR plus 3.25% maturing in 2032.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 100 billion ($24 million) in Colombia. The loan bears variable interest at IBR plus 3.9% maturing in 2030.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 50 billion ($12 million) in Colombia. The loan bears variable interest at IBR plus 3.9% maturing in 2030.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 100 billion ($24 million) in Colombia. The loan bears variable interest at IBR plus 4.70% maturing in 2034.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 219 billion ($53 million) in Colombia. The loan bears variable interest at IBR plus 2.45% maturing in 2027.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 594 billion ($144 million) in Colombia. The loan bears variable interest at IBR plus 2.98% maturing in 2029.
In the second quarter of 2022, Brookfield Renewable completed a refinancing of COP 237 billion ($57 million) in Colombia. The loan bears variable interest at IBR plus 2.45% maturing in 2030.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2022	December 31, 2021
Participating non-controlling interests – in operating subsidiaries	$11,845	$12,303
General partnership interest in a holding subsidiary held by Brookfield	57	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,771	2,894
BEPC exchangeable shares	2,454	2,562
Preferred equity	601	613
Perpetual subordinated notes	592	592
	$18,320	$19,023

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Transition Fund	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2021	$685	$2,253	$3,618	$1,410	$—	$974	$132	$2,442	$13	$776	$12,303
Net income (loss)	—	(34)	74	12	(12)	11	12	106	1	12	182
Other comprehensive income (loss)	(7)	6	27	6	(4)	(15)	—	(66)	—	(52)	(105)
Capital contributions	—	4	—	193	85	—	—	—	—	12	294
Disposal	—	—	(21)	—	—	—	—	—	—	—	(21)
Distributions	(21)	(42)	(283)	—	—	(18)	(5)	(424)	(1)	(14)	(808)
Other	1	1	(3)	2	9	4	(1)	(4)	(1)	(8)	—
As at June 30, 2022	$658	$2,188	$3,412	$1,623	$78	$956	$138	$2,054	$12	$726	$11,845
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	80%	50%	25%	53%	0.3%	0.3% - 50%

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

General partnership interest in a holding subsidiary held by Brookfield,Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at June 30, 2022, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $23 million and $47 million were declared during the three and six months ended June 30, 2022, respectively (2021: $20 million and $40 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and six months ended June 30, 2022, exchangeable shareholders of BEPC exchanged 4,743 and 8,084 BEPC exchangeable shares (2021: 6,033 and 9,642 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at June 30, 2022, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2021: 194,487,939 units), 172,222,322 shares (December 31, 2021: 172,203,342 shares), and 3,977,260 units (December 31, 2021: 3,977,260 units), respectively.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and six months ended June 30, 2022 and 2021 .

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
General partnership interest in a holding subsidiary held by Brookfield	$2	$1	$3	$2
Incentive distribution	23	20	47	40
	25	21	50	42
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	63	58	126	117
BEPC exchangeable shares held by
Brookfield	15	14	30	26
External shareholders	40	38	80	78
Total BEPC exchangeable shares	55	52	110	104
	$143	$131	$286	$263
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at

				2022	2021	June 30, 2022	December 31, 2021
Series 1 (C$136)	6.85	3.1	April 2025	$2	$2	$132	$135
Series 2 (C$113)(1)	3.11	3.4	April 2025	2	2	61	62
Series 3 (C$249)	9.96	4.4	July 2024	4	4	192	197
Series 5 (C$103)	4.11	5.0	April 2018	2	2	80	81
Series 6 (C$175)	7.00	5.0	July 2018	3	3	136	138
	31.03			$13	$13	$601	$613
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and six months ended June 30, 2022, totaled $6 million and $13 million, respectively (2021: $6 million and $13 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
The interest expense on the perpetual subordinated notes during the three and six months ended June 30, 2022 of $7 million and $14 million, respectively (2021: $3 million and $3 million, respectively) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2021: $592 million) as at June 30, 2022.
Distributions paid during the three and six months ended June 30, 2022, totaled $9 million and $13 million, respectively (2021: nil and nil, respectively).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2022	2021	June 30, 2022	December 31, 2021
Series 5 (C$72)	—	5.59	April 2018	$—	$2	$—	$49
Series 7 (C$175)	7.00	5.50	January 2026	4	4	128	128
Series 9 (C$200)(1)	—	5.75	July 2021	—	5	—	—
Series 11 (C$250)	—	5.00	April 2022	3	5	—	187
Series 13 (C$250)	10.00	5.00	April 2023	5	5	196	196
Series 15 (C$175)	7.00	5.75	April 2024	4	4	126	126
Series 17 ($200)	8.00	5.25	March 2025	5	4	195	195
Series 18 (C$150)	6.00	5.50	April 2027	2	—	115	—
	38.00			$23	$29	$760	$881
(1)In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.
In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Distributions paid during the three and six months ended June 30, 2022, totaled $12 million and $23 million, respectively (2021: $15 million and $29 million, respectively).
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2022, 275,239,541 LP units were outstanding (December 31, 2021: 275,084,265 LP units) including 68,749,416 LP units (December 31, 2021: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2022, 78,327 and 147,192 LP units, respectively (2021: 51,857 and 93,667 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $3 million and $6 million, respectively (2021: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2022, exchangeable shareholders of BEPC exchanged 4,743 and 8,084 exchangeable shares, respectively (2021: 6,033 and 9,642 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
As at June 30, 2022, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 52% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at June 30, 2022.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and six months ended June 30, 2022.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Distributions
The composition of distributions for the three and six months ended June 30 are presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Brookfield	$22	$21	$45	$42
External LP unitholders	66	62	134	125
	$88	$83	$179	$167
In February 2022, Unitholder distributions were increased to $1.28 per LP unit on an annualized basis, an increase of 5% per LP unit, which took effect with the distribution paid in March 2022.
Distributions paid during the three and six months ended June 30, 2022 totaled $85 million and $174 million (2021: $82 million and $166 million).
12. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2021		966
Acquired through acquisition	2	264
Foreign exchange		(45)
Balance, as at June 30, 2022		$1,185
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2022:

(MILLIONS)	June 30, 2022
Balance, beginning of year	$1,107
Investment	74
Share of net income	48
Share of other comprehensive income	—
Dividends received	(37)
Foreign exchange translation and other	(28)
Balance as at June 30, 2022	$1,164
Brookfield Renewable, together with institutional partners, have committed to invest $500 million, of which $270 million was deployed, through preferred shares, warrants and a 20% stake in common equity into a leading private owner and operator of long-term, U.S. denominated, contracted power and utility assets across the Americas with 1.2 GW of installed capacity and approximately 1.3 GW development pipeline. Brookfield Renewable holds a 20% interest in this investment.
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Cash	$820	$759
Short-term deposits	3	5
	$823	$764

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Operations	$141	$167
Credit obligations	103	95
Capital expenditures and development projects	147	50
Total	391	312
Less: non-current	(68)	(51)
Current	$323	$261
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Trade receivables	$607	$629
Collateral deposits(1)	733	434
Short-term deposits and advances(2)	110	27
Prepaids and other	97	354
Inventory	76	31
Income tax receivable	19	39
Current portion of contract asset	61	57
Sales taxes receivable	54	36
Other short-term receivables	106	76
	$1,863	$1,683
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
(2)Balance includes deposits and advances related to the build-out of development assets and the sourcing of supplies.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Operating accrued liabilities	$297	$312
Accounts payable	170	208
Interest payable on borrowings	129	116
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	53	54
Current portion of lease liabilities	27	30
Other	96	59
	$772	$779
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at June 30, 2022, Brookfield Renewable had $987 million (2021: $699 million) of capital expenditure commitments of which $692 million is payable in 2022, $266 million is payable in 2023, $27 million is payable in 2024 to 2027, and $2 million thereafter.
Brookfield Renewable, together with institutional partners, entered into a commitment to invest COP 153 billion ($37 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the second half of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a high-quality approximately 600 MW late-stage greenfield solar development project in Brazil, for a total investment of approximately $186 million (approximately $47 million net to Brookfield Renewable). The transaction is expected to close in second half of 2022, subject to customary closing conditions, with Brookfield Renewable holding a 25% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a portfolio of solar development projects in the United States for a total installed capacity of approximately 473 MW, for a total investment of $135 million (approximately $35 million to Brookfield Renewable). The first of three projects is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 20% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a 350 MW of high quality, contracted wind portfolio in China, for a total investment of $159 million (approximately $32 million to Brookfield Renewable). The transaction is expected to close in second half of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 20% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a 169 MW of wind assets under development in China, for a total investment of approximately $80 million (approximately $16 million to Brookfield Renewable). The transaction is expected to close in second half of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 20% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	June 30, 2022	December 31, 2021
Brookfield Renewable along with institutional investors	$96	$98
Brookfield Renewable's subsidiaries	988	950
	$1,084	$1,048
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at LIBOR plus 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and six months ended June 30, 2022 totaled less than $1 million (2021: nil and $1 million, respectively).
From time to time, Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of Brookfield Renewable, may take part in financings of Brookfield Renewable, alongside other market participants. Such financings are non-recourse to Brookfield Renewable and are recorded within Non-recourse borrowings on the consolidated statements of financial position. As at June 30, 2022, $95 million of non-recourse borrowings is due to Brookfield Reinsurance (2021: $51 million).
Brookfield Reinsurance may also participate in equity offerings of Brookfield Renewable, alongside other market participants. Such subscriptions are recorded within equity on the consolidated statements of financial position. As at June 30, 2022, Brookfield Reinsurance has subscribed to $15 million of Brookfield Renewable’s Preferred LP Unit offering (2021: nil).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income (loss):

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Revenues
Power purchase and revenue agreements	$9	$22	$22	$83
Direct operating costs
Energy purchases	$—	$(2)	$—	$(4)
Energy marketing fee & other services	(1)	(1)	(4)	(3)
Insurance services(1)	—	(6)	—	(13)
	$(1)	$(9)	$(4)	$(20)
Interest expense
Borrowings	$—	$—	$—	$(1)
Contract balance accretion	(6)	(4)	$(12)	$(9)
	$(6)	$(4)	$(12)	$(10)
Other related party services	$(1)	$(1)	$(2)	$(2)
Management service costs	$(65)	$(72)	$(141)	$(153)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2022 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing reinsurance coverage to third-party commercial insurers for the benefits of certain Brookfield Renewable entities in North America. The premiums and claims paid are not included in the table above.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2022
Current assets	$57	$412	$2,152	$1,039	$3,139	$(3,643)	$3,156
Long-term assets	4,683	253	4	32,131	53,800	(36,997)	53,874
Current liabilities	54	7	37	7,844	3,612	(7,227)	4,327
Long-term liabilities	—	—	2,110	—	27,592	—	29,702
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,845	—	11,845
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,771	—	—	2,771
BEPC exchangeable shares	—	—	—	—	2,454	—	2,454
Preferred equity	—	601	—	—	—	—	601
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	761	—	—	765	—	(766)	760
As at December 31, 2021
Current assets	$50	$419	$2,182	$1,155	$2,619	$(3,564)	$2,861
Long-term assets	4,979	258	3	32,973	52,921	(38,128)	53,006
Current liabilities	46	7	28	7,720	2,943	(7,522)	3,222
Long-term liabilities	—	—	2,149	—	26,500	—	28,649
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,303	—	12,303
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,894	—	—	2,894
BEPC exchangeable shares	—	—	—	—	2,562	—	2,562
Preferred equity	—	613	—	—	—	—	613
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	881	—	—	891	—	(891)	881
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended June 30, 2022
Revenues	$—	$—	$—	$—	$1,274	$—	$1,274
Net income (loss)	3	—	—	(124)	188	55	122
Three months ended June 30, 2021
Revenues	$—	$—	$—	$—	$1,019	$—	$1,019
Net income (loss)	(20)	—	(4)	(262)	331	65	110
Six months ended June 30, 2022
Revenues	$—	$—	$—	$—	$2,410	$—	$2,410
Net income (loss)	(30)	—	(3)	(407)	363	232	155
Six months ended June 30, 2021
Revenues	$—	$—	$—	$—	$2,039	$—	$2,039
Net income (loss)	(72)	—	(5)	(574)	467	239	55
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to invest into a leading integrated distributed generation developer in the United States with a proven track record of developing and operating projects, for $700 million ($140 million net to Brookfield Renewable), representing our equity purchase price and additional equity deployment to fund future growth. The business has 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. For five years post-close of the transaction, Brookfield Renewable, together with its institutional partners, has a right of first look to acquire, through its interest in JV, carbon capture and storage projects originated by CRC for up to 5 million metric tons per annum of contracted throughput. This includes an initial investment of approximately $137 million along with an opportunity for Brookfield Renewable, together with its institutional partners, to invest up to an additional $363 million to fund the development of identified carbon capture and storage projects in California. Beyond the initial $500 million investment, if the JV develops the full pipeline of 5 million metric tons per annum of capture, transport, and storage infrastructure, Brookfield Renewable, together with its institutional partners, would have an opportunity to invest up to an additional $1 billion for a total potential investment of $1.5 billion.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2022

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Sachin Shah
Stephen Westwell
Patricia Zuccotti
Dr. Sarah Deasley
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2021 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN